SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 4)*

Rare Element Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75381M102

(CUSIP Number)

Rhys Williams
Synchron
3550 General Atomics Court
San Diego, CA 92121-1122
(858) 455-2640
copies to:
Donald G. Kilpatrick, Esq.
Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, NY 10019
(212) 858-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Synchron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,740,516 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
360,740,516 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
360,740,516 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6% of Common Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
General Atomic Technologies Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,740,516 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
360,740,516 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
360,740,516 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6% of Common Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Tenaya Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,740,516 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
360,740,516 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
360,740,516 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6% of Common Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
James N. Blue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,740,516 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
360,740,516 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
360,740,516 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6% of Common Shares (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Amendment No. 4 amends and restates the Schedule 13D filed on October 2, 2017, as amended by the Schedule 13D/A previously filed on October 14, 2019, as further amended by the Schedule 13D/A filed on December 23, 2021, and as further amended by the Schedule 13 D/A on March 19, 2024 (the “Existing Schedule 13D”). The Existing Schedule 13D and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Existing Schedule 13D. The Existing Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4.

The class of equity securities to which this amendment to Schedule 13D (this “Amendment No. 4”) relates is the Common Shares, no par value, of Rare Element Resources Ltd., a British Columbia corporation (the “Issuer”). The Issuer’s principal executive offices are P.O. Box 271049, Littleton, Colorado 80127.

Item 2.	Identity and Background.

(a)-(c) The persons filing this Schedule 13D are Synchron, a California corporation (“Synchron”), General Atomic Technologies Corporation, a Wyoming corporation and parent company of Synchron (“GATC”), Tenaya Corporation, a Delaware corporation and parent company of GATC (“Tenaya”) and James N. Blue, an individual residing in California (together with Synchron, GATC, and Tenaya, the “Reporting Persons”). Synchron is a privately-owned company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122. GATC is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122. Tenaya is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at P.O. Box 910304, San Diego, California, 92191-0304. Mr. Blue has a principal business address of 3550 General Atomics Court, San Diego, California 92121-1122 and is the Chairman, President and Chief Executive Officer of GATC.  This Schedule 13D is being amended to add Mr. Blue as a Reporting Person.

(d)-(e) During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James N. Blue is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 2, 2017, the Issuer and Synchron executed an investment agreement (the “Investment Agreement”) providing for the purchase of Common Shares of the Issuer. Pursuant to the Investment Agreement, Synchron acquired (x) the right to designate two directors to fill vacancies on the Board of Directors of the Issuer and (y) 26,650,000 Common Shares of the Issuer (the “Acquired Shares”), which constituted approximately 33.5% of the fully-diluted Common Shares issued and outstanding as of the date of the transaction, for $4,752,000 in cash, including a $500,000 preliminary payment made on August 18, 2017 pursuant to a term sheet executed between the Issuer and an affiliate of Synchron (the “Purchase Price”). The Issuer and Synchron also executed an intellectual property rights agreement, pursuant to which the Issuer has granted Synchron certain rights to the Issuer’s intellectual property relating to rare earth processing and separation.

The Issuer also granted Synchron an option (the “Option”) to purchase Common Shares of the Issuer that constitute 15.496667690889% of the fully diluted Common Shares of the Issuer immediately after the exercise of the Option (the “Option Shares”) at a total exercise price of $5,040,000 in cash (the “Option Exercise Price”). On October 14, 2019, Synchron exercised the Option in full by delivering an exercise notice to the Issuer pursuant to the Investment Agreement and therefore acquired 24,175,000 Common Shares from the Issuer for the Option Exercise Price (such transaction, the “2019 Option Exercise”).

On November 12, 2021, the Issuer commenced a rights offering for its Common Shares (the “2021 Rights Offering”), which expired on December 8, 2021. Synchron was advised that the Common Shares issued pursuant to the 2021 Rights Offering were distributed on December 16, 2021 to shareholders that had exercised their subscription rights, it being confirmed that Synchron had purchased 65,531,925 Common Shares of the Issuer for a total price of $15,727,662 in cash (such transaction, the “2021 Subscription”).

On February 16, 2024, the Issuer commenced another rights offering for its Common Shares (the “2024 Rights Offering”), which expired on March 11, 2024. Synchron was advised that the Common Shares issued pursuant to the 2024 Rights Offering were distributed on March 15, 2024 to shareholders that exercised their subscription rights, it being confirmed that Synchron purchased 244,383,591 Common Shares of the Issuer for a total price of $29,326,030 in cash (such transaction, the “2024 Subscription”). The Common Shares acquired in the 2024 Subscription, together with the Common Shares acquired in the 2021 Subscription, the Option Shares and the Acquired Shares, constitute approximately 70.6% of the fully diluted Common Shares assuming (i) 213,004,726 Common Shares of the Issuer issued and outstanding as of February 9, 2024 (as disclosed in the Issuer’s prospectus supplement filed with the SEC in connection with the 2024 Rights Offering on February 14, 2024 (the “Prospectus Supplement”)) and (ii) 298,106,831 Common Shares of the Issuer were issued m connection with the 2024 Rights Offering (as contemplated by the Prospectus Supplement).

The source of the Purchase Price and the Option Exercise Price was available cash and cash equivalents of Synchron.

Item 4.	Purpose of the Transaction.

See Item 3.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Synchron is the beneficial owner of 360,740,516 Common Shares of the Issuer, including 26,650,000 Acquired Shares (which were issued in connection with the Investment Agreement transaction described in the Existing Schedule 13D), 24,175,000 Option Shares (which were issued in connection with the 2019 Option Exercise), 65,531,925 Common Shares acquired in the 2021 Rights Offering and 244,383,591 Common Shares acquired in the 2024 Rights Offering constituting in the aggregate approximately 70.6% of the Common Shares of the Issuer assuming (i) 213,004,726 Common Shares of the Issuer issued and outstanding as of February 9, 2024 (as disclosed in the Prospectus Supplement) and (ii) 298,106,831 Common Shares of the Issuer were issued in connection with the 2024 Rights Offering (as contemplated by the Prospectus Supplement). Synchron has the sole voting and dispositive power over the Acquired Shares, the Option Shares, the Common Shares acquired in the 2021 Rights Offering and the Common Shares acquired in the 2024 Rights Offering.

Because each of General Atomic Technologies Corporation, Tenaya and Mr. Blue may be deemed to control Synchron, each of General Atomic Technologies Corporation, Tenaya and Mr. Blue may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Shares beneficially owned by Synchron.

The filing of this Schedule 13D should not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Shares that such Reporting Person may be deemed to beneficially own.

(c)          Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an Amended Joint Filing Agreement among the Reporting Persons, dated as of June 14, 2024 (“Amended Joint Filing Agreement”), with respect to the joint filing of this statement, and any amendment or amendments hereto.  The Amended Joint Filing Agreement is filed as Exhibit 1 hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended by adding the following:

Exhibit 1.	Amended Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024
SYNCHRON

By:	/s/ Rhys Williams
Name: Rhys Williams
Title: President and Treasurer

GENERAL ATOMIC TECHNOLOGIES CORPORATION

By:	/s/ James N. Blue
Name: James N. Blue
Title: Chairman, President and Chief Executive Officer

TENAYA CORPORATION

By:	/s/ James N. Blue
Name: James N. Blue
Title: Chairman and President

JAMES N. BLUE

By:	/s/ James N. Blue
Name: James N. Blue